Exhibit 99.1

ASUR ANNOUNCES 1Q26 RESULTS

Total passenger traffic increased 1.9% YoY, driven by 11.0% increase in
Colombia, while Mexico remained flat and Puerto Rico decreased 2.2%

Mexico City, April 22, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced its results for the three-month period ended March 31, 2026.

1Q26 Highlights1

•	Total passenger traffic increased 1.9% YoY ("YoY"). By country of operations, passenger traffic showed the following YoY variations:

o	Colombia (Airplan): increased 11.0%, reflecting increases of 7.7% and 12.1% in international and domestic traffic, respectively.

o	Mexico: remained flat (-0.1%), as a 0.4% increase in international traffic was offset by a 0.8% decrease in domestic traffic.

o	Puerto Rico (Aerostar): decreased 2.2%, as a 2.7% decrease in domestic traffic offset a 1.9% increase in international traffic.

•	Commercial revenue per passenger increased 4.7% YoY to Ps.153.6.

•	Consolidated EBITDA decreased 6.5% YoY to Ps.5,353.6 million.

•	Adjusted EBITDA margin (excluding IFRIC 12 effect) decreased to 64.1% from 70.0% in 1Q25.

•	Cash position of Ps.13,811.7 million at March 31, 2026, with Net Debt to LTM EBITDA at 0.8x.

•	1Q26 reflects the first full quarter of consolidation of ASUR US Commercial Airports, LLC (“ASUR US Airports”), ASUR’s subsidiary operating the U.S. commercial segment, impacting YoY comparability.

Table 1: Financial and Operating Highlights[1]
	First Quarter		% Chg
	2025	2026
Financial Highlights
Total Revenue	8,787,475	8,858,050	0.8
Mexico	6,472,205	6,191,990	(4.3)
San Juan	1,321,701	1,258,992	(4.7)
Colombia	993,569	969,342	(2.4)
United States	0	437,726	n/a
Commercial Revenues per PAX	146.8	153.6	4.7
Mexico	169.4	157.3	(7.1)
San Juan	174.0	163.3	(6.2)
Colombia	64.2	61.3	(4.5)
EBITDA	5,724,836	5,353,643	(6.5)
Net Income	3,638,219	2,926,408	(19.6)
Majority Net Income	3,515,784	2,813,204	(20.0)
Earnings per Share (in pesos)	11.7193	9.3773	(20.0)
Earnings per ADS (in US$)	6.5095	5.2087	(20.0)
Capex	645,357	544,316	(15.7)
Cash & Cash Equivalents	22,681,245	13,811,729	(39.1)
Net Debt	(9,758,042)	13,528,158	(238.6)
Net Debt/ LTM EBITDA	(0.5)	0.8	(270.5)
Operational Highlights
Passenger Traffic
Mexico	10,945,137	10,937,975	(0.1)
San Juan	3,608,582	3,529,798	(2.2)
Colombia	4,046,354	4,493,218	11.0

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1 Unless otherwise stated, all financial figures are unaudited and prepared in accordance with International Financial Reporting Standards (IFRS). All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. U.S. dollar figures are calculated at an exchange rate of US$1.00 = Ps.18.0033 (source: Diario Oficial de la Federación de Mexico) while Colombian peso figures are calculated at an exchange rate of COP.204.5200 = Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, and Majority Net Income can be found on page 20 of this report.

For a full version of ASUR’s First Quarter of 2026 Earnings Release, please visit: https://www.asur.com.mx/informacion-financiera-page-0

1Q26 Earnings Call

Day: Thursday, April 23, 2026, at 10:00 AM ET; 8:00 AM Mexico City time

Dial-in: +1 877 407 4018 (U.S. Toll-Free); +1 201 689 8471 (International)

Access Code: 13759745. Please dial-in 10 minutes before the scheduled start time.

Replay: Thursday, April 23, 2026, at 2:00 PM ET, ending at 11:59 PM ET on Thursday, April 30, 2026. Dial-in: +1 844 512 2921 (U.S. Toll-Free); +1 412 317 6671 (International). Access Code: 13759745

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

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Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction of, or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, Barclays, BBVA, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Itau BBA Securities, Jefferies, JP Morgan, Punto Research, Santander, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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Contacts:

ASUR Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx ASUR David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

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